EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned

Leatt Corporation, Incorporated in the State of Nevada	South Africa	100%

Two Eleven Distribution, LLC	California	100%

Leatt New Zealand Limited	New Zealand	100%

Leatt USA, LLC	Nevada	100%

Three Eleven Distribution (Pty) Limited	South African Company	100%